FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer pursuant to Rule 13-a-16 or 15d-16

of the Securities Exchange Act of 1934

FOR THE MONTH OF JANUARY, 2003

____________________

COMMISSION FILE NUMBER  1-15150

The Dome Tower

Suite 3000, 333 — 7th Avenue S.W.

Calgary, Alberta

Canada T2P 2Z1

(403) 298-2200

____________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐                          Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ☐                    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes ☐                    No ☒

Indicate by check mark whether, by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the securities Exchange Act of 1934.

Yes ☐                    No ☒

EXHIBIT INDEX

EXHIBIT 1:            ENERPLUS ANNOUNCES AVAILABILITY OF 2002 TAX INFORMATION

EXHIBIT 1

January 16, 2003

FOR IMMEDIATE RELEASE

TSX:       ERF.UN

NYSE:     ERF

ENERPLUS ANNOUNCES AVAILABILITY OF 2002 TAX INFORMATION

Enerplus Resources Fund is pleased to announce that the breakdown of taxable income and return of capital relating to cash distributions paid in the 2002 calendar year is now available at www.enerplus.com.

At this time, Enerplus estimates that the cash distributions payable in 2003 will be approximately 70% taxable as income for Canadian residents and 75% taxable as dividend for U.S. residents.

For further information or a copy of the 2002 tax information, please contact Investor Relations at 1-800-319-6462 or e-mail investorrelations@enerplus.com.

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as “expects”, “projects”, “plans” and similar expressions, are forward-looking information that represents management of Enerplus’ internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Enerplus.  The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Enerplus’ actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Enerplus’ filings with the Canadian and U.S. securities authorities.  Accordingly, holders of Enerplus Trust Units and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Enerplus disclaims any responsibility to update these forward-looking statements.

SIGNATURE

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERPLUS RESOURCES FUND

BY:	/s/ Christina S. Meeuwsen
Christina S. Meeuwsen
Corporate Secretary

DATE: January 16, 2003